Xinyuan Real Estate Co., Ltd. Announces second Quarter 2013 FINANCIAL RESULTS

-- 2Q13 Contract Sales Exceeds Previous Guidance by 30.7%--

--2Q13 Revenue Exceeds Previous Guidance by 41.8%--

--2Q13 Net Income Exceeds Previous Guidance by 57.6%—

--Book Value Per Share Increased to $11.94 per ADS--

--Raises FY2013 Contract Sales, Revenue and Net Income Forecast--

BEIJING, China, August 8, 2013 – Xinyuan Real Estate Co., Ltd. (“Xinyuan” or “the Company”) (NYSE: XIN), a residential real estate developer with primary focus on high growth cities in China, today announced its unaudited financial results for the second quarter of 2013.

Highlights for the Second Quarter 2013

•	Total second quarter revenues were US$198.5 million, a 17.2% increase from US$169.4 million recorded in the first quarter of 2013 and a 21.6% decrease from US$253.1 million reported in the second quarter of 2012. Second quarter revenue exceeded the previous guidance of US$140.0 million by 41.8%.

•	Contract sales totaled US$196.0 million, a 9.9% increase from US$178.3 million recorded in the first quarter of 2013 and a 24.0% decrease from US$258.0 million recorded in the second quarter of 2012. Second quarter contract sales exceeded previous guidance of US$150.0 million by 30.7%.

•	Total gross floor area (“GFA”) sales were 147,200 square meters, an 18.1% increase from 124,600 square meters sold in the first quarter of 2013, and a 24.3% decrease from 194,500 square meters sold in the second quarter of 2012.

•	Selling, General, and Administrative (“SG&A”) expenses as a percent of total revenue totaled 7.4% compared to 7.3% in the first quarter of 2013 and 6.2% in the second quarter of 2012.

•	Net income reached US$39.4 million, a 48.1% increase from US$26.6 million in the first quarter of 2013 and a 43.2% decrease from US$69.4 million reported in the second quarter of 2012. Second quarter net income exceeded the previous guidance of US$25.0 million by 57.6%.

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•	Diluted net earnings per American Depositary Share (“ADS”) attributable to shareholders were US$0.54, compared to diluted net earnings per ADS of US$0.37 in the first quarter of 2013 and US$0.94 per ADS in the second quarter of 2012.

•	Cash and cash equivalents, including restricted cash, increased by US$248.3 million from US$626.4 million as of March 31, 2013 to US$874.7 million as of June 30, 2013. Short and long term debt increased by US$194.6 million from US$316.1 million as of March 31, 2013 to US$510.7 million as of June 30, 2013.

•	Book value increased to US$850.8 million, or US$11.94 per ADS, as of June 30, 2013 compared to US$807.9 million, or US$11.37 per ADS, in the first quarter of 2013 and US$719.2 million, or US$9.86 per ADS, as of June 30, 2012.

•	The Board of Directors of the Company has approved the payment of a quarterly dividend of US$0.05 per ADS payable on August 30, 2013 to shareholders of record on August 16, 2013.

Mr. Yong Zhang, Xinyuan's Chairman and Chief Executive Officer said, “We are very pleased with our operational and financial results in the second quarter, where we once again exceeded our contract sales, revenue and net income forecasts. The stronger-than-expected results demonstrated our ability to achieve and surpass corporate objectives and financial targets. The fundamentals of China’s housing market remained healthy in the second quarter and buying demand at our development projects remained strong, improving our sequential quarterly revenue growth and profitability.”

“Looking at the second half of this year, we expect to continue developing projects at a measured pace with stable average selling prices. Sellable inventory levels further decreased in the second quarter, however, we expect sales to accelerate as four new projects commence pre-sales in the -second half of the year. Consequently, we are once again raising our full year 2013 financial forecast.”

“In the second quarter of 2013, Xinyuan purchased 1,314,858 ADS on the open market at a total cost of approximately US$5.77 million. Our Board recently approved an additional US$60 million share repurchase program through 2015, as well as a second quarterly cash dividend payment for 2013 of $0.05 per ADS. The existing share repurchase program combined with our regular dividend demonstrates our confidence in Xinyuan's long-term growth prospects.”

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Financial Results for the Second Quarter 2013

Contract Sales

Contract sales totaled US$196.0 million in the second quarter compared to US$178.3 million in the first quarter of 2013 and US$258.0 million in the second quarter of 2012. The Company’s GFA sales were 147,200 square meters in the second quarter of 2013 versus 124,600 square meters in the first quarter of 2013 and 194,500 square meters in the second quarter of 2012. The average selling price per square meter sold was RMB8,312 (US$1,332) in the second quarter of 2013 versus RMB8,985 (US$1,431) in the first quarter of 2013 and RMB8,367 (US$1,326) in the second quarter of 2012. Second quarter contract sales included a US$43.2 million contractual government facility sale to Jinan municipal authorities as required per the original land bidding documents of nearly 46,600 square meters at a price of RMB5,789 (US$927) per square meter.

Breakdown of GFA Sales and ASP’s by Project

	Q2 2012		Q1 2013		Q2 2013		Unsold
	GFA	ASP	GFA	ASP	GFA	ASP	GFA
Project	(m2 000)	(Rmb)	(m2 000)	(Rmb)	(m2 000)	(Rmb)	(m2 000)
Chengdu Splendid I	3.4	5,739	3.8	5,899	-	-	0.5
Chengdu Splendid II	20.8	6,905	0.4	16,563	-	-	-
Zhengzhou Modern City	12.2	8,399	1.7	17,427	0.4	15,264	1.0
Zhengzhou Royal Palace	18.6	10,058	17.2	9,093	18.6	9,269	14.7
Zhengzhou Century East A	-	-	19.4	9,209	27.2	10,451	18.2
Zhengzhou Century East B	21.1	8,503	21.1	8,822	3.9	15,030	11.1
Kunshan Intl City Garden	17.8	7,942	18.3	8,519	3.8	9,378	16.8
Suzhou Intl City Garden	27.5	10,716	0.1	10,212	0.2	11,669	1.1
Xuzhou Colorful Garden	0.3	6,554	-1.0	6,378	1.4	7,555	1.3
Jinan Xinyuan Splendid	33.8	7,783	40.8	8,764	91.0	7,062	208.2
Zhengzhou Yipinxiangshan II	36.2	7,192	2.6	10,792	0.6	11,471	1.9
Others	2.8	-	0.2	-	0.1	-	3.3
Total	194.5	8,367	124.6	8,985	147.2	8,312	278.1

Revenue

In the second quarter of 2013, the Company’s total revenue was US$198.5 million compared to US$169.4 million in the first quarter of 2013 and US$253.1 million in the second quarter of 2012.

Gross Profit

Gross profit for the second quarter of 2013 was US$69.9 million, or 35.2% of revenue, compared to a gross profit of US$55.7 million, or 32.9% of revenue, in the first quarter of 2013 and a gross profit of US$77.5 million, or 30.6% of revenue, in the second quarter of 2012.

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The improvement of gross profit as a percentage of revenue over previous periods was largely due to lower total project cost estimates on our Chengdu Splendid II, Kunshan International City Garden, and Zhengzhou Modern City projects. These mature projects are near completion, and the Company has reached favorable settlements with contractors. The Company also increased total project revenue estimates on the Jinan Xinyuan Splendid and Zhengzhou Century East A & B projects to reflect higher than expected selling prices in recent quarters.

Selling, General and Administrative Expenses

SG&A expenses were US$14.7 million for the second quarter of 2013 compared to US$12.4 million for the first quarter of 2013 and US$15.8 million for the second quarter of 2012. As a percentage of total revenue, SG&A expenses were 7.4% compared to 7.3% in the first quarter of 2013 and 6.2% in the second quarter of 2012.

Net Income

Net income for the second quarter of 2013 was US$39.4 million compared to US$26.6 million for the first quarter of 2013 and US$69.4 million for the same period in 2012. Net margin was 19.8%, compared to 15.7% in the first quarter of 2013 and 27.4% in the second quarter of 2012. Diluted earnings per ADS were US$0.54, compared to US$0.37 per ADS in the first quarter of 2013 and to US$0.94 per ADS in the same period in 2012. Second quarter 2013 net income included a US$9.0 million income tax benefit realized on the expiration of a five year statute of limitations period.

Balance Sheet

As of June 30, 2013, the Company reported US$874.7 million in cash and cash equivalents (including restricted cash) compared to US$626.4 million as of March 31, 2013 mainly from the Company’s newly issued US$200 million bond proceeds. Total debt outstanding was US$510.7 million, an increase of US$194.6 million compared to US$316.1 million at the end of the first quarter of 2013. The value of the Company’s real estate property under development at the end of the second quarter was US$605.7 million compared to US$620.2 million at the end of the first quarter of 2013.

Project Status

Below is a summary table of projects that were active in the second quarter of 2013.

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	GFA		Contract Sales			Project Cost % Complete
	(m2 000)		(US$ million)
Project	Total Active Projects	Sold to date	Total Active Projects	Sales to date	%Sold
Chengdu Splendid I	231.7	231.2	198.9	196.3	98.7%	99.5%
Chengdu Splendid II	217.0	217.0	235.5	235.3	99.9%	98.2%
Zhengzhou Modern City	226.4	225.4	311.9	309.8	99.3%	99.0%
Zhengzhou Royal Palace	132.2	117.5	233.3	205.5	88.1%	80.2%
Zhengzhou Century East A	77.3	59.1	122.0	91.9	75.3%	82.7%
Zhengzhou Century East B	166.5	155.4	239.0	216.8	90.7%	86.9%
Kunshan Intl City Garden	497.9	481.1	596.6	570.3	95.6%	99.4%
Suzhou Intl City Garden	204.9	203.8	330.6	328.0	99.2%	99.8%
Xuzhou Colorful Garden	101.8	100.5	120.7	119.3	98.8%	100.0%
Jinan Xinyuan Splendid	565.2	357	772.3	465.2	60.2%	75.6%
Zhengzhou Yipinxiangshan II	198.2	196.3	235.2	232.2	98.7%	95.0%
Others remaining GFA	3.3
Total active projects	2,622.4	2,344.3	3,396.0	2,970.7	87.5%	90.4%

As of June 30, 2013, the Company’s total sellable GFA was approximately 884,100 square meters for active projects and pre-revenue stage projects. Below is a summary of all projects at Xinyuan that are in the planning stage:

	Unsold GFA (m2 000)	Pre sales Scheduled
Newly Acquired Zhengzhou Land (Zhengzhou XIN City)	207.4	Q3 2013
Newly Acquired Xuzhou Land (Xuzhou Colorful City)	117.5	Q4 2013
Newly Acquired Suzhou Land (Suzhou XIN City)	126.3	Q3 2013
Newly Acquired Beijing Land (Beijing Xindo Park)	117.7	Q4 2013
Newly Acquired New York Land	37.1
Total projects under planning	606.0
Total active projects	278.1
Total all Xinyuan projects	884.1

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Third Quarter and Full Year 2013 Outlook

The Company projects higher sequential results in the third quarter of 2013 based on launch of presales activity on two new projects: Zhengzhou XIN City and Suzhou XIN City.

The Company expects third quarter contract sales to reach approximately US$200 to US$220 million. Third quarter revenue is expected to total US$210 to US220 million while net income is projected at US$25 to US$30 million.

With the fourth quarter addition of Xuzhou Colorful City and Beijing Xindo Park to the Company’s active project list, the Company has raised its full year 2013 financial forecast.

Contract sales for the full year 2013 are expected to exceed US$880 million. Revenue under the percentage of completion method is expected to exceed US$820 million while net income is expected to exceed US$110 million for the year.

Conference Call Information

Xinyuan’s management will host an earnings conference call on August 8th at 8:00 a.m. U.S. Eastern Time. Listeners may access the call by dialing 1-719-325-2448. A webcast will also be available through the Company's investor relations website at http://www.xyre.com. Listeners may access the replay by dialing 1-858-384-5517, access code: 7709905.

About Xinyuan Real Estate Co., Ltd.

Xinyuan Real Estate Co., Ltd. ("Xinyuan") (NYSE: XIN) is a developer of large scale, high quality residential real estate projects aimed at providing middle-income consumers with a comfortable and convenient community lifestyle. In China, Xinyuan primarily focuses its development projects in Tier II cities, including Hefei, Jinan, Kunshan, Suzhou, Zhengzhou, Xuzhou and Chengdu. The Company’s U.S. development arm, XIN Development Group International, Inc. ("XIN") is a pioneer amongst Chinese real estate residential developers, entering the US market in 2012. Xinyuan is the first real estate developer from China to be listed on the New York Stock Exchange. For more information, please visit http://www.xyre.com.

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Forward Looking Statements

Certain statements in this press release constitute "forward-looking statements". These statements are made under the "safe harbor" provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can generally be identified by terminology such as "will," "expects," "anticipates," "future," "intends," "plans," "believes," "estimates" and similar statements. Statements that are not historical statements are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties that could cause actual results to differ materially from those projected or anticipated, including, but not limited to, our ability to continue to implement our business model successfully; our ability to secure adequate financing for our project development; our ability to successfully sell or complete our property projects under construction and planning; our ability to enter into new geographic markets and expand our operations; the marketing and sales ability of our third-party sales agents; the performance of our third-party contractors; the impact of laws, regulations and policies relating to real estate developers and the real estate industry in China and, to the extent we expand operations into other countries, such as the U.S., the laws, regulations and policies of such countries; our ability to obtain permits and licenses to carry on our business in compliance with applicable laws and regulations; competition from other real estate developers; the growth of the real estate industry in China, particularly Tier II and Tier III cities, and in our targeted areas in the U.S.; fluctuations in general economic and business conditions in China, and, to the extent we expand operation into other countries, such as the U.S., the general economic and business conditions in such countries; and other risks outlined in our public filings with the Securities and Exchange Commission, including our annual report on Form 20-F for the year ended December 31, 2012. Except as required by law, we undertake no obligation to update or review publicly any forward-looking statements, whether as a result of new information, future events or otherwise, after the date on which the statement is made.

Notes to Unaudited Financial Information

This release contains unaudited financial information which is subject to year end audit adjustments. Adjustments to the financial statements may be identified when the audit work is completed, which could result in significant differences between our audited financial statements and this unaudited financial information.

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For more information, please contact:

In China:

Mr. Tom Gurnee

Chief Financial Officer

Tel: +86 (10) 8588-9390

Email: tom.gurnee@xyre.com

Ms. Helen Zhang

Financial Controller

Tel: +86 (10) 8588-9255

Email: yuan.z@xyre.com

ICR, LLC

In U.S.: +1-646-308-1472

In China: +86 (10) 6583-7511

Email: William.zima@icrinc.com

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XINYUAN REAL ESTATE CO., LTD. AND ITS SUBSIDIARIES

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

(All US$ amounts and number of shares data in thousands, except per share data)

	Three months ended
	June 30,	March 31,	June 30,
	2013	2013	2012
	(unaudited)	(unaudited)	(unaudited)

Total revenue	198,484	169,429	253,059

Total cost of revenue	(128,598)	(113,762)	(175,569)
Gross profit	69,886	55,667	77,490

Selling and distribution expenses	(2,860)	(2,788)	(4,825)
General and administrative expenses	(11,877)	(9,574)	(10,974)

Operating income	55,149	43,305	61,691

Interest income	2,877	1,635	1,923
Interest expense	(4,844)	-	-

Income from operations before income taxes	53,182	44,940	63,614

Income taxes	(13,820)	(18,325)	5,752

Net income	39,362	26,615	69,366
Net income attributable to non-controlling interest	-	-	410
Net income attributable to Xinyuan Real Estate Co., Ltd. shareholders	39,362	26,615	68,956

Earnings per ADS:
Basic	0.55	0.37	0.95
Diluted	0.54	0.37	0.94
ADS used in computation:
Basic	71,256	71,043	72,955
Diluted	72,242	72,292	73,480

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XINYUAN REAL ESTATE CO., LTD. AND SUBSIDIARIES

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

(All US$ amounts and number of shares data in thousands, except per share data)

	Six months ended
	June 30,	June 30,
	2013	2012
	(unaudited)	(unaudited)
Revenue	367,913	425,643

Cost of revenue	(242,360)	(298,926)
Gross profit	125,553	126,717

Selling expenses	(5,648)	(8,297)
General and administrative expenses	(21,451)	(19,467)

Operating income	98,454	98,953

Interest income	4,512	3,251
Interest expense	(4,844)	-

Income from operations before income taxes	98,122	102,204

Income taxes	(32,145)	(9,593)

Net income	65,977	92,611
Less: net income attributable to non-controlling interest	-	1,111

Net income attributable to shareholders	65,977	91,500

Earnings per share:
Basic	0.93	1.25
Diluted	0.91	1.25
Shares used in computation:
Basic	71,219	72,945
Diluted	72,314	73,200

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XINYUAN REAL ESTATE CO., LTD. AND ITS SUBSIDIARIES

CONDENSED CONSOLIDATED BALANCE SHEETS

(All US$ amounts and number of shares data in thousands)

	June 30,	March 31,	December 31,
	2013	2013	2012
	(unaudited)	(unaudited)	(audited)
ASSETS
Current assets
Cash and cash equivalents	635,800	442,122	496,205
Restricted cash	238,926	184,260	145,730
Accounts receivable	2,312	4,612	3,076
Other receivables	11,445	9,103	27,413
Other deposits and prepayments	231,289	212,071	105,427
Advances to suppliers	18,597	17,206	11,028
Real estate property held for sale	6,498	10,313	11,191
Real estate property development completed	4,780	2,011	3,158
Real estate property under development	605,673	620,168	722,819
Other current assets	-	7	295

Total current assets	1,755,320	1,501,873	1,526,342

Real estate properties held for lease, net	16,360	22,894	23,204
Property and equipment, net	1,850	1,571	1,576
Restricted deposit	11,362	11,198	11,169
Other long-term investment	247	242	242
Deferred tax asset	1,242	1,660	1,599
Deferred charges	4,834	-	-
Other assets	2,013	2,073	2,249

TOTAL ASSETS	1,793,228	1,541,511	1,566,381

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XINYUAN REAL ESTATE CO., LTD. AND ITS SUBSIDIARIES

CONDENSED CONSOLIDATED BALANCE SHEETS

(All US$ amounts and number of shares data in thousands)

	June 30,	March 31,	December 31,
	2013	2013	2012
	(unaudited)	(unaudited)	(audited)
LIABILITIES AND
SHAREHOLDERS’ EQUITY
Current liabilities
Accounts payable	171,677	179,931	241,894
Short-term bank loans and other debt	129,198	157,197	113,066
Customer deposits	78,636	57,238	50,201
Income tax payable	68,972	81,431	75,877
Deferred tax liabilities	33,029	15,516	13,612
Other payables and accrued liabilities	57,978	65,397	64,721
Payroll and welfare payable	7,500	2,942	9,663
Current portion of long-term bank loans and other debt	97,917	123,874	166,082

Total current liabilities	644,907	683,526	735,116

Non- current liabilities
Long-term bank loans	83,554	35,000	35,000
Deferred tax liabilities	6,733	6,253	5,885
Unrecognized tax benefits	7,279	8,866	8,842
Other long term debt	200,000	-	-
TOTAL LIABILITIES	942,473	733,645	784,843

Shareholders’ equity
Common shares	15	15	15
Treasury shares	(19,434)	(13,667)	(13,667)
Additional paid-in capital	513,904	512,692	511,964
Statutory reserves	49,622	49,622	49,622
Retained earnings	306,648	259,204	233,604
TOTAL EQUITY	850,755	807,866	781,538

TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	1,793,228	1,541,511	1,566,381

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